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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 67899

SEC
Mail Processing
Section

MAR 09 2020

Washington DC
413

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questrade USA, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5650 Yonge St. Suite 1700
                    (No. and Street)

Toronto	Ontario	M2M 4G3
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neal Hsieh   416-227-9876 x5103
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
                    (Name – if individual, state last, first, middle name)

333 Bay St. Suite 4600	Toronto	Ontario	M5H 2S5
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Kholodenko _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questrade USA, Inc. _____, as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President & CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Statements and Supplementary Information
(Expressed in U.S. dollars)

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE
FINANCIAL GROUP INC.)

Year ended December 31, 2019

(With Report of Independent Registered Public Accounting
Firm therein)

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

For the year ended December 31, 2019

Table of Contents

Page(s)

Financial Statements:



KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
Internet: www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Questrade USA, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Questrade USA, Inc. (the Company) as of December 31, 2019, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 25, 2020

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

December 31, 2019

Assets

Current assets:	
Cash	$ 135,510
Due from affiliate (note 4)	3,321
Prepaid expenses	1,027
	$ 139,858

Liabilities and Stockholders' Equity

Current liabilities:	
Accounts payable and accrued liabilities	$ 22,593
Income taxes payable	462
	23,055
Long-term liabilities:	
Subordinated loan (note 3)	70,000
Interest payable on subordinated loan (note 4)	20,001
	90,001
Stockholders' equity:	
Common shares (note 5)	8
Additional paid-in capital	2,184
Retained earnings	24,610
	26,802
	$ 139,858

See accompanying notes to financial statements.

On behalf of the Board:

_____ Director

_____ Director

1

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Income
(Expressed in U.S. dollars)

Year ended December 31, 2019

Revenue:	
Service fees (note 4)	$ 78,105
Foreign currency translation gain	6,733
Interest	1,333
	86,171
Expenses:	
Professional fees	44,183
Office and sundry (note 4)	26,429
Interest on subordinated loans (note 4)	12,000
Insurance	1,077
Bank charges	737
	84,426
Income before income taxes	1,745
Income tax expense (note 6)	462
Net income	$ 1,283

See accompanying notes to financial statements.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Changes in Stockholders' Equity
(Expressed in U.S. dollars)

Year ended December 31, 2019

	Common Shares	Additional paid-in capital	Retained earnings	Total
Balance, January 1, 2019	$ 8	$ 2,184	$ 23,327	$ 25,519
Net income	-	-	1,283	1,283
Balance, December 31, 2019	$ 8	$ 2,184	$ 24,610	$ 26,802

See accompanying notes to financial statements.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(Expressed in U.S. dollars)

Year ended December 31, 2019

Balance, January 1, 2019	$ 70,000
Issuance of subordinated loans	-
Repayment of subordinated loans	-
Balance, December 31, 2019	$ 70,000

See accompanying notes to financial statements.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended December 31, 2019

Cash flows from operating activities:		
Net income	$	1,283
Adjustment to reconcile net income to net cash		
provided by operating activities:		
Change in operating assets and liabilities:		
Due from affiliate		4,857
Prepaid expenses		280
Accounts payable and accrued liabilities		4,338
Income taxes payable		108
Interest payable on subordinated loan		(34,000)
Net cash used by operating activities		(23,134)
Decrease in cash		(23,134)
Cash, beginning of year		158,644
Cash, end of year	$	135,510

See accompanying notes to financial statements.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended December 31, 2019

Questrade USA, Inc. (the "Company") was incorporated on September 26, 2007, under the Business Corporations Act of Ontario and commenced operations on January 31, 2009, as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer and is a wholly-owned subsidiary of Questrade Financial Group Inc. (the "Parent").

Currently, the Company does not carry securities accounts for customers or perform custodial actions for customers' securities and is exempt from SEC Rule 17a-13 pursuant to SEC Rule 15c3-3(k)(2)(ii).

1. **Significant accounting policies:**

    (a) Basis of presentation:

    These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and were applied consistently throughout the year.

    (b) Income taxes:

    The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the amount of tax applicable to temporary differences between the carrying amounts of the assets and liabilities and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

    (c) Revenue recognition:

    Currently, the Company earns service fees and interest income. The Company recognizes revenue on provision of services as provided. Interest income is recognized when earned.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended December 31, 2019

---

1. **Significant accounting policies (continued):**

    (d) Foreign currency translation:

    Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the statement of financial condition date. Revenue and expenses are translated at the exchange rate prevailing on the date of the related transactions. Gains (losses) as a result of foreign currency translations are recorded in net income in the statement of income.

    (e) Use of estimates:

    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

    (f) Adoption of New Accounting Standards:

    In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU No. 2016-02"). ASC 842 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

    The Company adopted the new accounting standard effective January 1, 2019. The adoption of this new standard had no impact for the Company.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended December 31, 2019

---

2. **Financial instruments:**

(a) Credit risk:

Credit risk is the risk that counterparties to transactions do not fulfill their obligations. The Company manages its counterparty credit risk by dealing with counterparties of high credit quality and by managing individual counterparty exposure. During the year, the Company's most significant counterparty concentration comprised of cash on deposit at reputable Canadian financial institutions and receivable from Questrade, Inc. ("QI"), a commonly controlled company.

(b) Fair values of financial instruments:

The fair values of financial instruments approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

(c) Foreign currency risk:

Foreign currency risk arises from the possibility that changes in the price of foreign currencies will result in losses. The Company is exposed to foreign currency risk in that certain of its financial instruments at the statement of financial condition date are denominated in Canadian dollars ("CAD"). As such, when they are ultimately settled, the number of U.S. dollars received may differ from the carrying amount. Based on the Company's exposure to CAD as at December 31, 2019, the Company would have a foreign currency gain/loss of $7,445 if CAD decreased/increased by 5% in value against the U.S. dollar.

(d) Liquidity risk:

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring adequate funds exist to support business strategies and operational growth. As at December 31, 2019, the Company has sufficient cash to meet its financial obligations.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended December 31, 2019

---

3. **Subordinated loan:**

    The Company has a subordinated loan with the Parent, which bears interest at a rate of 17.143% per annum. Initially, the subordinated loan was to expire on August 31, 2020. In July 2019, the maturity of the subordinated loan was extended to August 31, 2023. The subordinated loan is covered by an agreement that has been approved by FINRA.

4. **Related party transactions:**

    On August 31, 2011, the Company and QI entered into an Expense Sharing Agreement (the "Agreement"). In accordance with the Agreement, charges and payments for the shared expenses in each fiscal year are based on an amount equal to the agreed upon rates as defined. For the year, the total amount of shared expenses charged to the Company by QI totaled $24,368 and is included under office and sundry in the statement of income.

    On January 1, 2011, the Company and QI entered into a service agreement to maintain FINRA registration in good standing. For the year, the Company provided QI with this service in the amount of $78,105, of which $3,321 remained receivable as at December 31, 2019.

    In connection with the Company's subordinated loan with the Parent, interest expense in the amount of $12,000 was incurred, of which $20,001 remains payable as at December 31, 2019 which includes the current year's interest expense and $8,001 of interest payable from prior years. These transactions were in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

5. **Common shares:**

    The Company has an unlimited number of authorized common shares, of which 80 are issued and outstanding.

QUESTRADE USA, INC.

(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended December 31, 2019

---

6. **Income taxes:**

There is no difference between the amount of the provision for income taxes and the amount computed by multiplying income before taxes by the statutory Canadian tax rate of 26.5%.

7. **Economic dependence:**

For the year ended December 31, 2019, 90.6 % of revenue was earned from QI, a related entity.

8. **Net capital requirement:**

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate debit items arising from customer transactions. As of December 31, 2019, the Company had net capital of $105,578, which exceeded minimum net capital requirements by $100,578.

---

9. **Contingencies:**

In the normal course of business, the Company may be involved in litigation. As at December 31, 2019, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

10. **Subsequent events:**

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2019 and through to February 25, 2020, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended December 31, 2019

Total stockholder's equity from statement of financial condition	$	26,802
Add:		
Subordinated loan		70,000
Interest payable		20,001
		90,001
Deductions:		
Prepaid expenses		1,027
Due from affiliate		3,321
		4,348
		112,455
Haircut on unhedged foreign currencies		6,877
Net capital	$	105,578
Basic net capital requirement:		
Greater of:		
(i) Minimum net capital required, based on aggregate indebtedness	$	1,537
(ii) Minimum net capital		5,000
Net capital requirement	$	5,000
Excess net capital	$	100,578
Aggregate indebtedness	$	23,055
Percentage of aggregate indebtedness to net capital		21.84%

The above calculation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2019, filed by the Company on form X-17A-5 with the SEC and the FINRA on January 27, 2020.

QUESTRADE USA, INC.
(A WHOLLY-OWNED SUBSIDIARY OF QUESTRADE FINANCIAL GROUP INC.)

Schedule II - Computation of Determination of Reserve Requirement Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended December 31, 2019

The Company is exempt from Rule 15c3-3 of the Act, in that the Company's activities are limited to those set forth in the conditions for exemption appearing under paragraph (k)(2)(ii) of that Rule.





Questrade USA. Inc.'s Exemption Report

February 24, 2020

Questrade USA, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4).

To the best of its knowledge and belief, the Company states it has met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) (2) (ii) from January 1, 2019 to December 31, 2019, without exception.

Very truly yours,
Questrade USA, Inc.

Mr. Edward Kholodenko
Chief Executive Officer

Mr. Dean Percy
Chief Financial Officer



KPMG LLP   Telephone   (416) 777-8500
Chartered Professional Accountants   Fax   (416) 777-8818
Bay Adelaide Centre   Internet: www.kpmg.ca
333 Bay Street, Suite 4600
Toronto ON M5H 2S5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Questrade USA, Inc.:

We have reviewed management's statements, included in the accompanying Questrade USA, Inc.'s Exemption Report (the "Exemption Report"), in which (1) Questrade USA, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), (the "exemption provision"); and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 25, 2020